DATED 29 APRIL 2005

THE SELLERS (1)

and

MODINE U.K. DOLLAR LIMITED (2)

and

MODINE MANUFACTURING COMPANY (3)

SHARE PURCHASE AGREEMENT

For the sale of the

Entire issued share capital of

Airedale International Air Conditioning Limited

SECTION	HEADING	PAGE

1	INTERPRETATION	3

2	SALE AND PURCHASE	12

3	CONSIDERATION	12

4	COMPLETION	13

5	COMPLETION ACCOUNTS AND STOCK TAKE	17

6	WARRANTIES	17

7	INDEMNITIES	19

8	SCHEDULE OF CONDITION	21

9	PROPERTY WORKS	22

10	PROTECTION FOR THE SELLERS	23

11	NON-COMPETITION COVENANTS	23

12	PENSION CLAUSE	25

13	COSTS	26

14	MISCELLANEOUS	26

15	NOTICES	27

16	GUARANTEE	30

17	CHOICE OF LAW	31

THIS AGREEMENT IS MADE ON 29 APRIL 2005

BETWEEN:

(1) THE SEVERAL PERSONS whose names and addresses are set out in column 1 of part 1 of schedule 1 (the Sellers);

(2) MODINE UK DOLLAR LIMITED (company number: 05436037) whose registered office is at Eversheds House, 70 Great Bridgewater Street, Manchester M1 5ES (the Purchaser); and

(3) MODINE MANUFACTURING COMPANY of 1500 DeKoven Avenue, Racine, WI 53403-2552, USA (the Guarantor).

IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

1.1	In this agreement and the schedules, the following words have the following meanings:

Accounts means the audited balance sheet of each Member of the Group as at the Accounts Date and the audited profit and loss account of each Member of the Group made up to the Accounts Date and the audited consolidated balance sheet of the Group as at such date and the audited consolidated profit and loss account of the Group for such period and (in each case) the notes, the directors' report and auditors' report and documents annexed to them;

Accounts Date means 31 December 2004;

the Act means the Companies Act 1985;

Business Day means any day (other than Saturday or Sunday) on which Clearing Banks are open for a full range of banking transactions;

Cash means cash at bank or in hand (including, but without limitation, all amounts entered into the cash book or the like (by whatever name called) but excluding unpresented cheques) and cash equivalents held by or on behalf of the Group as at close of business on the date of Completion and as set out in the Completion Statement and calculated in accordance with paragraph 1 of part 1 of schedule 7;

Clearing Bank means a bank which is a member of CHAPS;

Company means Airedale International Air Conditioning Limited, details of which are set out in part 2 of schedule 1;

Completion means the completion of the sale and purchase of the Shares in accordance with clause 4;

Completion Accounts means the accounts prepared in accordance with paragraph 1 of part 1 of schedule 7 and in the format set out in part 2 of schedule 7;

Completion Statement means the statement in the format of part 3 of schedule 7 prepared in accordance with paragraph 1 of part 1 of schedule 7;

Computer Equipment means the computer equipment presently installed or located at the premises of each member of the Group and used in the Group's business including all associated hardware, firmware and Software, ancillary and communication equipment connected to it or located at the premises and capable of connection to it;

Contract means any agreement or commitment whether conditional or unconditional and whether by deed, under hand, oral or otherwise;

Data Room means the data room situated at the Sellers' Solicitors offices which contains copies of all those documents listed and appended to the Disclosure Letter, an agreed index of which has for the purpose of identification been initialled by or on behalf of the Sellers and the Purchaser;

Deed of Covenant means a deed of covenant in respect of taxation in the agreed form;

Disclosure Documents means the Disclosure Letter together with the attachments thereto initialled for the purpose of identification by or on behalf of the Sellers and the Purchaser, the contents of the Data Room, the Environmental Report, the Financial Report, the Legal Due Diligence Report and the Information Memorandum (provided that in the event that facts or circumstances in the Information Memorandum are inconsistent with facts or circumstances in any of the other Disclosure Documents, the contents of such other documents shall take precedence);

Disclosure Letter means the letter of disclosure written by the Sellers to the Purchaser disclosing matters for the purposes of the Warranties, and signed on the same date as this agreement;

Domain Names means the domain names listed in schedule 6;

Encumbrance means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest title retention or any other security, agreement or arrangement;

Environmental Report means the environmental report prepared by Michael D Joyce Associates LLP dated October 2004;

Financial Report means the report prepared by PricewaterhouseCoopers dated 14 December 2004 and to be addressed to the Purchaser on Completion;

Group means the Company and the Subsidiaries and Member of the Group or Group Member means any one of the Company or the Subsidiaries;

in the agreed form means in the form of a draft agreed between the parties prior to, or on, the date of this agreement and initialled by or on behalf of them for the purposes of identification;

Indebtedness means any indebtedness of the Group for or in respect of:

(a) moneys borrowed;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note pursuant to any note purchase facility or other issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with UK GAAP, be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the market to market value shall be taken into account);

(h) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution or in favour of any other third parties; and

(i) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above,

but excluding amounts (i) owed to trade creditors of the Group in the ordinary course of business and (ii) owed under contracts of hire for motor vehicles (with JCT 600 Contracts Limited and with Lex Vehicle Leasing Limited), as at close of business on the date of Completion and as set out in the Completion Statement and calculated in accordance with paragraph 1 of part 1 of schedule 7;

Indemnities means the indemnities set out in clause 7;

Individual Sellers means Alan William Duttine, Peter Douglas Midgley and Geoffrey Duttine;

Information Memorandum means the information memorandum containing information relating to the Group and issued by NM Rothschild & Sons Limited on 16 December 2004;

Insider means the Sellers, any present director of the Company or any of the Subsidiaries, any former director of the Company or any of the Subsidiaries who has ceased to be a director within two years of the date of Completion or any person who is or was at the relevant time connected with any of the Sellers or any such former or present director of the Company or the Subsidiaries;

Intellectual Property means all patents, trade marks, service marks, registered designs or any applications for any of the foregoing, copyright, database right, design right, topographical rights, unregistered trade marks or other intellectual or industrial property rights, and all Know-how whether subsisting in the United Kingdom or anywhere else in the world;

Interest Element has the meaning ascribed thereto in paragraph 4 of part 1 of schedule 7;

Interim Survey means the interim building surveyor's report on the Rawdon Property prepared by Kings Sturge of Capitol House, Russell Street, Leeds LS1 5SP and dated April 2005;

Know-how means all information and records (whether or not confidential and in whatever form) including, in particular, all inventions, discoveries, improvements, techniques, computer software, source codes, formulae, recipes, designs, specifications, drawings, data, manuals and instructions, codes of practice, catalogues, all technical or other expertise and all other industrial information and techniques likely to assist in the manufacture or processing of goods or materials produced or services provided;

First Lease Variation means the deed of variation in agreed terms in respect of the lease of the Rawdon Property;

Legal Due Diligence Report means the report prepared by the Sellers' Solicitors relating to the Group dated 29 April 2005 and to be addressed to the Sellers and the Purchaser on Completion;

Listed Intellectual Property means the Intellectual Property set out in schedule 5;

Management Incentive Payments means the sums to be paid to senior employees of the Group as set out in schedule 10 before Completion by the Company;

Net Cash means the net Cash as at close of business on the date of Completion and as set out in the Completion Statement and calculated in accordance with paragraph 1 of part 1 of schedule 7;

Net Tangible Assets Value means the aggregate value of the consolidated fixed and current assets (excluding Cash) of the Group less the aggregate amount of the consolidated liabilities of the Group (excluding the amounts set out in schedule 8 to the extent that such amounts are accrued for in the Completion Accounts) as at close of business on the date of Completion and as set out in the Completion Statement and calculated in accordance with paragraph 1 of part 1 of schedule 7;

Operational Systems means the various utility, heating, ventilation, air conditioning, fire protection, lift, water and sanitary systems being utilised by the Company in the ordinary course of business at the Rawdon Property;

Pension Scheme(s) means the pension scheme(s) described in paragraph 11 of schedule 3

Properties means all the properties and any part or parts of them and Property shall mean any one of them, short particulars of which are set out in schedule 2;

Provisional Consideration means the consideration of £20,000,000 (twenty million pounds);

Purchaser's Account means the account in the name of the Eversheds LLP Client Account, account number 00018988 at National Westminister Bank of Park Row, Leeds, sort code 60-60-05;

Purchaser's Accountants means Ernst & Young of Cloth Hall Court, King Street, Leeds, LS1 2JN;

Purchaser's Solicitors means Eversheds LLP of Cloth Hall Court, Infirmary Street, Leeds LS1 2JB (ref C5.RSCJ/WXJ);

Rawdon Lease means a lease of the Rawdon Property dated 28 November 2003 made between Alan William Duttine, Peter Douglas Midgley and Geoffrey Duttine (1) Airedale International Air Conditioning Limited (2) as varied by a deed of variation dated 28 November 2003 made between the same parties and the First Lease Variation;

Rawdon Pre-emption Letter means the letter in agreed form pursuant to which the Purchaser is granted certain rights of pre-emption over the Rawdon Property;

Rawdon Property means Park Mills, Leeds Road, Rawdon, Leeds, West Yorkshire;

Retention Fund means the sum of £1,000,000;

Retention Fund Instruction Letter means the letter in the agreed form from the Sellers and the Purchaser to the Sellers' Solicitors and the Purchaser's Solicitors relating to the Retention Fund;

Second Lease Variation means a deed of variation of the Rawdon Lease in the form attached at schedule 14;

Schedule of Condition means a photographic schedule of condition in respect of the Rawdon Property recording the condition of the Rawdon Property as at the date of its preparation;

Sellers' Account means the account in the name of Walker Morris Client Account, account number 00282443 at Royal Bank of Scotland of Park Row, Leeds, sort-code 16-23-37;

Sellers' Accountants means Deloitte & Touche LLP of 1 City Square, Leeds LS1 2AL;

Sellers' Solicitors means Walker Morris of Kings Court, 12 King Street, Leeds LS1 2HL;

Share Consideration has the meaning ascribed thereto in clause 3.2;

Shares means the whole of the issued and allotted share capital of the Company;

Software means any form of computer program, including applications software and operating systems, whether in source or object code form;

SSAS means the Airedale Self Administered Pension Fund;

Stock means stock (as defined in SSAP No.9) of the Company or the Subsidiaries which is owned or held by the Company or the Subsidiaries on Completion including stock which constitutes or incorporates goods or materials supplied by a supplier subject to reservation of title;

Subsidiaries means the subsidiaries of the Company brief details of which are set out in part 3 of schedule 1 and Subsidiary shall be construed accordingly;

Target Net Tangible Assets Value means £6,672,000 (six million, six hundred and seventy two thousand pounds);

Taxation Authority means the Inland Revenue, H.M. Customs and Excise and any other local, municipal, governmental, state, federal or other fiscal authority, body or official anywhere in the world;

Taxation means taxation as defined in the Deed of Covenant;

Taxes Act means the Income and Corporation Taxes Act 1988;

TCGA means the Taxation of Chargeable Gains Act 1992;

Trade Marks means the registered trade marks and the applications for registered trade marks set out in schedule 5;

Trustees Appointment / Removal Deed means the deed in agreed form in relation to the removal and appointment of certain persons as trustees of The Airedale International Air Conditioning Limited and Associated and Subsidiary Companies Pension Scheme;

VAT means Value Added Tax;

VATA means the Value Added Tax Act 1994;

VAT Group means the group, as defined by section 43 of VATA, of which the Company is the representative member; and

Warranties means those warranties on the part of the Sellers contained or referred to in clause 6 and schedule 3 and Warranty shall be construed accordingly.

1.2	References to the Sellers and the Purchaser shall include their respective successors and assigns.

1.3
References in this agreement to statutory provisions shall be construed as references to those provisions as respectively replaced, amended or re-enacted (whether before or after the date of this agreement) from time to time so far as any modification or re-enactment applies or is capable of applying to any transactions entered into prior to the date of this agreement and (as far as liability under any statutory provision may exist or can arise) shall also include any past statutory provisions or regulations (as from time to time modified or re-enacted) which those provisions or regulations have directly or indirectly replaced.

1.4
Where any reference is made in this agreement or the schedules to any statutory provision, regulation, requirement, process, document or procedure of, or which is applicable to the UK, or where this agreement uses any word(s) or expression(s) which has or have a particular meaning in law or practice in the UK (the UK Reference), such reference or word(s) or expression(s) shall, in relation to any Member of the Group which is incorporated in a country outside of the UK, be deemed to be a reference to the nearest equivalent in effect to any such statutory provision, regulation, requirement, process, document or procedure, word(s) or expression(s) which is or are applicable in such country. For the avoidance of doubt in circumstances where there is both a local and national statutory provision, regulation, requirement or procedure equivalent in effect to the UK Reference, then the nearest equivalent in effect to any such UK Reference will be determined by the choice of laws provisions (if any) for the jurisdiction for the matter at issue.

1.5	Unless the context otherwise requires words importing the singular only shall include the plural and vice versa.

1.6
Words importing the masculine shall also include the feminine and words importing natural persons shall also include corporations, firms, partnerships, associations, organisations, governments, states, foundations and trusts.

1.7
References to clauses and schedules are references to clauses of and schedules to this agreement. Any headings or sub-headings are inserted for convenience only and shall not affect the construction of this agreement or the schedules.

1.8
Any question as to whether a person is connected with another shall be determined in accordance with section 839 of the Taxes Act which shall apply in relation to this agreement as it applies in relation to that Act.

1.9
A person shall be deemed to be a party to a Contract if that person is, or has agreed to become, entitled to benefit under that Contract or if that person has obligations or liabilities or has agreed to assume obligations or liabilities under that Contract, whether as an original party to the Contract or by virtue of assignment, novation or otherwise.

1.10	Any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.11
Except as otherwise expressly provided in this agreement, all representations, warranties, undertakings, agreements, covenants, indemnities and obligations made or given or entered into by the Sellers under this agreement are assumed by them jointly and severally.

2	SALE AND PURCHASE

2.1
Each of the Sellers shall sell to the Purchaser with full title guarantee and the Purchaser will purchase with effect from Completion from each Seller that number of Shares set out opposite his name in column 2 of part 1 of schedule 1 free from any Encumbrance and with the benefit of all rights and profits attaching to those Shares, including all rights to dividends and other distributions declared, made or paid or agreed to be made or paid (including any bonus, rights or capitalisation issues) after the date of this agreement.

2.2	The sale of all of the Shares shall be completed simultaneously.

2.3	Each of the Sellers waives all rights of pre-emption over the Shares or any of them to which he may be entitled under the articles of association of the Company or in any other way.

3	CONSIDERATION

3.1	The aggregate consideration for the sale and purchase of the Shares shall be the Share Consideration.

3.2	The Share Consideration shall be:

3.2.1	£20,000,000;

3.2.2	PLUS the amount (if any) by which the Net Cash is greater than £0;

3.2.3	PLUS the amount (if any) by which the Net Tangible Assets Value exceeds Target Net Tangible Assets Value;

3.2.4	PLUS the amount (if any) of the Interest Element attributable to payments under paragraphs 4.1.1 and/or 4.1.3 of part 1 of schedule 7;

3.2.5	LESS the amount (if any) by which the Net Cash is less than £0;

3.2.6	LESS the amount (if any) by which the Net Tangible Assets Value is less than the Target Net Tangible Assets Value; and

3.2.7	LESS the amount (if any) of the Interest Element attributable to payments under paragraphs 4.1.2 and/or 4.1.4 of part 1 of schedule 7.

3.3	The Sellers shall be entitled to receive the Share Consideration in the proportions set opposite their respective names in column 4 of part 1 of schedule 1.

3.4
The Provisional Consideration less the Retention Fund will be paid on Completion in accordance with clause 3.5 and the balance, being the Retention Fund, will be dealt with in accordance with the provisions of schedule 9.

3.5
The Provisional Consideration shall be payable on Completion by CHAPS transfer to the Sellers' Account. Payment to the Sellers' Account will be a good and sufficient discharge to the Purchaser and the Purchaser will not be further concerned as to the application of the monies so paid between all or any of the Sellers.

3.6
If any of the Retention Fund becomes payable to the Purchaser in accordance with the provisions of schedule 9, the Share Consideration will be reduced by the amount paid and any rights of the Purchaser to compensation, damages, indemnity or otherwise arising from the subject matter of the claim that gave rise to such payment will also be reduced by the amount so paid.

4	COMPLETION

4.1	Completion of the sale and purchase of the Shares shall take place at the offices of the Sellers' Solicitors immediately following the signing and exchange of this agreement.

4.2	On Completion the Sellers shall deliver or cause to be delivered to the Purchaser or the Purchaser's Solicitors:

4.2.1
duly executed transfers of the Shares in favour of the Purchaser (or any other person as the Purchaser shall direct) together with the relative share certificates or other documents of title (or in the case of any lost certificate an indemnity satisfactory to the Purchaser in relation to it);

4.2.2
duly executed transfers of all shares in any Subsidiary not held in the sole name of the Company or any other Member of the Group (being the one share held in the joint names of the Company and Alan Duttine in each of Airedale Group Limited and Airedale Compact Systems Limited) duly executed in favour of the Company;

4.2.3	copies of share certificates in respect of all the issued shares of each Member of the Group other than the Company;

4.2.4	the Deed of Covenant duly executed by or on behalf of each of the Sellers;

4.2.5	the Disclosure Letter duly executed by or on behalf of the Sellers;

4.2.6	the Trustees Appointment / Removal Deed duly executed by the Company, the relevant Terence Wetherell, David C Hemsley, Alan W Duttine and Peter D Midgley;

4.2.7	a written acknowledgement in the agreed form from each of the Sellers that he has no claim against the Company and/or the Subsidiaries on any grounds whatsoever;

4.2.8
written resignations in the agreed form from those directors and/or officers of the Company as shall be required by the Purchaser each of whom shall resign from his respective offices with immediate effect after the appointment of the Purchaser's nominees as provided in clause 4.3.2 (but not before Completion);

4.2.9
a deed of undertaking in agreed form executed by Peter Midgley resigning as legal representative of Airedale Hong Kong Limited including a power of attorney in favour of the Purchaser (or any other person as the Purchaser may direct);

4.2.10
compromise agreements complying with the requirements of section 203 of the Employment Rights Act 1996 in the agreed form between the Company and each of Peter Douglas Midgley and Alan William Duttine;

4.2.11
the statutory books, share certificate books, common seals, certificate of incorporation, any certificates of incorporation on change of name and a copy of the memorandum and articles of association of the Company and the Subsidiaries and any other books and records of the Company and the Subsidiaries (including cheque books, paying in books and unused cheques) which the Purchaser shall require which shall be made available for collection by the Purchaser at the locations set out in schedule 13 or at such other place as the Sellers and the Purchaser may agree, in each case duly written up to date;

4.2.12	the First Lease Variation duly executed by or on behalf of The A P & G General Partner Limited (formerly known as The Airedale General Partner Limited);

4.2.13	the Rawdon Pre-emption Letter duly executed by or on behalf of The A P & G General Partner Limited (formerly known as The Airedale General Partner Limited);

4.2.14
the resignation of the auditors of the Company and the Subsidiaries (other than for AIAC Air Conditioning SA (PTY) Limited) which shall contain the statement required by section 394 of the Act in respect of each company;

4.2.15
unless otherwise agreed by the Purchaser, all credit cards, keys, motor vehicles and other property of the Company and the Subsidiaries which are in the possession or under the control of the Sellers or any other person who resigns as an officer of the Company and the Subsidiaries in accordance with clause 4.2.8;

4.2.16	all documents of title to the Domain Names;

4.2.17	a copy of the Financial Report addressed inter alia to the Purchaser;

4.2.18	a copy of the Legal Due Diligence Report addressed inter alia to the Purchaser;

4.2.19	the Retention Fund Instruction Letter duly executed by or on behalf of each of the Sellers; and

4.2.20	evidence that "The Airedale General Partner Limited" and "The Airedale Limited Partnership" have each changed their name so as not to include the word "Airedale".

4.3	The Sellers shall procure the passing of resolutions of the directors of the Company and the Subsidiaries to:

4.3.1	(in the case of the Company) register the Purchaser as the holders of the Shares subject only to the proper stamping of the transfers;

4.3.2
appoint such persons as the Purchaser shall nominate as directors and secretary of the Company and the Subsidiaries and accept the resignations of those directors and the secretary who are resigning, with effect from Completion; and

4.3.3
accept the resignation referred to in clause 4.2.14 and appoint PricewaterhouseCoopers LLP as auditors of the Company and the Subsidiaries (other than AIAC Air Conditioning SA (PTY) Limited), with effect from Completion.

4.4
Against full compliance by the Sellers with all the matters set out in clause 4.2 the Purchaser shall pay the Provisional Consideration in the manner specified in clause 3.5, pay the Retention Fund in accordance with the provisions of schedule 9 and deliver to the Sellers:

4.4.1	a counterpart Deed of Covenant duly executed by the Purchaser;

4.4.2	the Retention Fund Letter duly executed by the Purchaser

4.4.3	the Rawdon Pre-emption Letter duly executed by the Purchaser;

4.4.4	the First Lease Variation duly executed by the Purchaser;

4.4.5	the Trustees Appointment / Removal Deed duly executed by Sam Skobel and Tim Rintelman; and

4.4.6	the Disclosure Letter duly executed by the Purchaser.

4.5	Each of the Sellers declares that, for so long as he or she remains the registered holder of any of the Shares after Completion, he or she will:

4.5.1
hold those Shares and any dividends or other distributions of profits or surplus or other assets in respect of those Shares and all rights arising out of or in connection with those Shares in trust for the Purchaser; and

4.5.2	at all times after Completion deal with and dispose of those Shares and all such dividends, distributions and rights as the Purchaser may direct.

4.6
Each of the Sellers by his execution of this agreement appoints the Purchaser to be his attorney from and after Completion granting to the Purchaser full power on his or her behalf to exercise all voting and other related rights attaching to the Shares sold by such Seller including power:

4.6.1
to execute a form of proxy in favour of such person or persons as the Purchaser may think fit to attend and vote as that Seller's proxy at any general meeting of the members, or separate class meeting of any class of members, of the Company in respect of such Shares in such manner as the Purchaser may decide;

4.6.2	to consent to the convening and holding of any such meeting and the passing of the resolutions to be submitted at any such meeting on short notice;

4.6.3	to execute written resolutions; and

4.6.4	to settle the terms of such resolutions and generally to procure that the Purchaser or its nominees are duly registered as the holders of all the Shares.

4.6.5
Each of the Sellers ratifies and confirms and agrees to ratify and confirm all and whatsoever the Purchaser shall lawfully do or cause to be done in pursuance of the power of attorney granted by this clause 4.6 and declares that the power of attorney in this clause 4.6 shall be irrevocable.

5	COMPLETION ACCOUNTS AND STOCK TAKE

5.1	The Purchaser shall procure that the Group prepares drafts of the Completion Accounts and the Completion Statement in accordance with schedule 7.

5.2
The Sellers shall undertake a stock take of all Stock in conjunction with the Group. The Stock take shall be carried out in accordance with the provisions of schedule 12. Without prejudice to the provisions of schedule 12, the Purchaser shall be entitled to have its representatives present at the Stock take.

6	WARRANTIES

6.1
Each of the Sellers jointly and severally warrants to the Purchaser in the terms set out in schedule 3 and each of the Sellers agrees and acknowledges that the Purchaser is entering into this agreement in reliance on those warranties.

6.2
Each Warranty stated to be made or given in respect of the Company shall be deemed to be a warranty of the Sellers made or given in respect of each Member of the Group and (unless the context or subject matter otherwise requires) the expression the Company in the Warranties shall be construed accordingly.

6.3
The Warranties are given subject to matters fairly disclosed in the Disclosure Letter or the Disclosure Documents. For the purpose of this clause 6.3 fairly disclosed means a disclosure with sufficient information to enable a reasonable person in the position of the Purchaser (who, for the avoidance of doubt, shall be deemed to have carried out the investigations into the affairs of the Group that the Purchaser has actually carried out) to assess the nature of the disclosure.

6.4	The Warranties, and the Purchaser's rights in respect of them, shall not in any respect be extinguished or affected by Completion.

6.5
Each of the Sellers agrees and acknowledges that each of the Warranties shall be construed as a separate and independent warranty and shall not be limited or restricted by reference to, or inference from, the terms of any other Warranty or any other term of this agreement.

6.6
Where any statement in this agreement or the Disclosure Letter is qualified by the expression so far as the Sellers are aware or any similar expression, that statement shall mean or refer to (i) the actual knowledge of each person listed below; and (ii) the actual knowledge that a reasonable person with the managerial responsibilities in the Company equivalent to each person listed below should have (who, for the avoidance of doubt, shall be deemed to have carried out such investigations into the affairs of the Group as a reasonable person in such a managerial position could reasonably be expected to have done in carrying out such duties):

6.6.1	Peter Douglas Midgley;

6.6.2	Alan William Duttine;

6.6.3	Terence Edgar Wetherell;

6.6.4	Anthony Cole;

6.6.5	Paul Ian Oliver;

6.6.6	Donald James Fyffe;

6.6.7	Daniel C Nelson; and

6.6.8	Yuk Ming Ng.

6.7
The Purchaser's sole remedy in the event of any breach of any warranty or undertaking in this agreement or any other agreement to be entered into pursuant to or for the purposes of this agreement shall be in damages for breach of contract and (for the avoidance of doubt) the Purchaser shall have no right to rescind or terminate this agreement or any such other agreement after Completion.

7	INDEMNITIES

7.1
The Sellers shall jointly and severally indemnify the Purchaser and each Member of the Group against all loss, liability or expense (including reasonable legal fees and disbursements) which the Purchaser reasonably suffers or incurs directly as a result of the failure of the power capacitors with a specification of 16uF and rated Safety Protection Class P0 that were incorporated into the "Graduate" product manufactured by the Group and supplied to schools in the United States of America at any time before the date of Completion (a Graduate Claim).

7.2
The Purchaser hereby undertakes with the Sellers and each of them that it shall, as soon as reasonably practicable and in any event no later then 12 months after Completion, procure that the Company or some other relevant Member of the Group shall take such steps as may be reasonably necessary to clarify and confirm the terms and conditions of each of the contracts listed in schedule (Reseller Contracts), and for that purpose shall consult with Peter Midgley as to the manner in which the above tasks should be best undertaken in the interests of the Company, permit him to participate, so far as is reasonably and commercially possible, in the carrying out of those tasks and have regard to any views or advice that he may reasonably offer in that respect.

7.3
Subject to clause 7.2, the Sellers shall jointly and severally indemnify the Purchaser against all loss, liability, expense (including reasonable legal fees and disbursements), fines, penalties, awards or other losses which the Purchaser or any Member of the Group reasonably suffers or incurs, arising out of or in connection with the actual or constructive termination of any of the Reseller Contracts, to the extent that such claims are made pursuant to (i) the Commercial Agents (Council Directive) Regulations 1993 (as amended); or (ii) any other legislation, statutory provision or regulation relating to the Reseller Contracts specifically arising out of or in connection with the European Community Directive 86/653/EEC (as amended) within 12 months after Completion (an Agency Claim) provided that the Sellers shall have no liability under this clause in respect of any particular Reseller Contract if:

7.3.1	the Purchaser and/or the Company fails to comply with their respective obligations under clause 7.2; or

7.3.2
the obligation to pay compensation or indemnity arises as a result of the termination (whether actual or constructive) of the relevant Reseller Contract arising from or in connection with the commercially unreasonable actions of the Purchaser, the Company or any other Member of the Group after Completion; or

7.3.3	the claim for compensation or indemnity is made more than 24 months after Completion.

7.4
 The Sellers shall jointly and severally indemnify the Purchaser and the Company against all loss, liability or expense (including reasonable legal fees and disbursements) which the Purchaser and the Company reasonably suffer or incur at any time after the date of Completion as a result of the Airedale Self-Administered Pension Fund continuing to be administered in accordance with Inland Revenue requirements and the Company continuing to be the principal employer to the Fund (a Pensions Claim).

7.5	The Purchaser shall:

7.5.1	seek to keep to a minimum any loss it incurs as a result of a matter giving rise to any Graduate Claim, Agency Claim and any Pensions Claim; and

7.5.2	not encourage or promote any demand, claim or proceeding by any third party against it in relation to any event which might lead to any Graduate Claim, Agency Claim and any Pensions Claim.

8	SCHEDULE OF CONDITION

8.1	The Purchaser shall on or before the date of this agreement commission the Schedule of Condition to be prepared in respect of the Rawdon Property by its own Surveyor and at its own cost.

8.2
The Sellers and the Purchaser shall use all reasonable endeavours to procure that the Schedule of Condition is completed and agreed between the parties as soon as is reasonably practicable and in any event within three months of the date of this agreement and the parties shall act reasonably in agreeing the Schedule of Condition.

8.3
If the Schedule of Condition has not been agreed by the date that is three months from the date of this agreement then either party can refer the determination of the Schedule of Condition to an independent expert appointed in the absence of agreement on the application of either party by or on behalf of the President for the time being of the Royal Institution of Chartered Surveyors (the President).

8.4	If a dispute is referred to an independent expert:

8.4.1
he shall give the parties an opportunity to make written representations to him and also an opportunity to make written counter-representations on any representations made to him by the other but will not be in any way limited or fettered by any representations or counter-representations but will be entitled to rely on his own judgment and opinion;

8.4.2	his fees and expenses, including the cost of his appointment, shall be paid by the parties equally who shall otherwise each bear their own costs;

8.4.3	his decision shall be final and binding on the parties.

Provided that if any independent expert appointed under this clause dies, delays, is unwilling to act or is incapable of acting, the President or a person acting on his behalf may, on the application of either party, discharge him and appoint another in his place.

8.5
The Sellers and the Purchaser shall each have a right to require the completion of the Second Lease Variation by serving written notice upon the other to such effect within 10 Business Days of agreement or determination of the Schedule of Condition and the Schedule of Condition shall be the "Schedule of Condition" as defined by the Second Lease Variation.

9	PROPERTY WORKS

9.1
The Seller has agreed to make a deduction of £235,000 to the Net Cash on account of the Purchaser undertaking the following works in a good and workmanlike manner using good quality materials at the Rawdon Property before 28 February 2006:

9.1.1
the removal, disposal and replacement of the asbestos cladding to the walls and roofs (where relevant) of Building B and/or Building C (as defined and outlined in the Interim Report) estimated to be a cost of £135,000 (excluding VAT); and

9.1.2
the repair, maintenance, replacement and/or refurbishment of the northlight roofs to Building A and Building B (as defined and outlined in the Interim Report) estimated to be a cost of £200,000 (excluding VAT),

(together the Works).

9.2
Upon completion of the Works the Purchaser shall certify to the Sellers in writing (the Certification) that the Works have been completed in accordance with the provisions of clause 9.1 and will deliver to the Sellers an invoice showing the amount spent by the Sellers on the Works.

9.3
If the amount actually spent by the Sellers on the Works is less than the amounts estimated in clause 9.1 then the Purchaser shall repay to the Buyers the difference between the amount actually spent by Sellers as evidenced in the invoices delivered in accordance with clause 9.2 above and the estimates in clause 9.1 above to the Sellers' Account within five Business Days. For the avoidance of doubt the Purchaser shall be under no obligation to spend any more on the Works than the estimates specified in clause 9.1 above.

9.4
Following the Works having been completed the Sellers and the Purchaser shall jointly (at joint cost) commission a revision to the Schedule of Conditions (the Revision) to reflect the condition of the Rawdon Property affected by the Works. The Sellers and Purchaser shall act reasonably in agreeing the Revision and if the Revision has not been agreed three months from the date of agreement or determination of the Works the same may be referred by either party to an independent expert appointed in the absence of agreement on the application of either party by or on behalf of the President and the provisions of clause 8.4 shall apply.

9.5
The Sellers and the Purchaser shall each have the right to require completion of a further variation of the Rawdon Lease to limit the repairing obligations of the tenant under the Rawdon Lease by reference to the Schedule of Condition as varied by the Revision (such deed to be in a form agreed between the parties acting reasonably and to be based on the Second Lease Variation) by serving written notice upon the other to such effect within 10 Business Days after the agreement or determination of the Revision.

10	PROTECTION FOR THE SELLERS

The provisions of schedule 4 shall have effect to limit or qualify any liability of the Sellers under the Indemnities, the Warranties and the Deed of Covenant (to the extent set out in that schedule).

11	NON-COMPETITION COVENANTS

11.1
For the purpose of assuring to the Purchaser the full benefit of the Group and in consideration of the agreement of the Purchaser to buy the Shares on the terms of this agreement, each of the Sellers severally covenants with the Purchaser that he will not, either solely or jointly with or as principal, partner, shareholder, director, manager, agent, consultant, contractor or employee (except as an officer or employee of the Purchaser or any of its subsidiaries) or otherwise of any other person:

11.1.1
for a period of five years from the date of Completion, carry on or assist or be engaged or concerned or interested directly or indirectly in any business which competes with the business carried on by any Member of the Group, provided that this restriction shall not prevent the ownership for investment purposes of not more than 3 per cent. of any class of stock, shares or debentures of any company whose shares are listed or dealt in on the Official List of the UK Listing Authority, the AIM or any other recognised investment exchange (as that term is defined in the Financial Services and Markets Act 2000) and confer the right to vote at general meetings of the company concerned;

11.1.2
for a period of five years from the date of Completion, canvass or solicit or cause to be canvassed or solicited for orders any person in respect of goods or services which are competitive with those or of the type supplied in the normal course of the business of any Member of the Group at any time during the twelve month period immediately preceding the date of Completion, that person (or their agents) having been a client, agent or customer of any Member of the Group in respect of such goods or services during the twelve month period ended on the date of Completion;

11.1.3
for a period of five years from the date of Completion, deal with any person who was a customer of any Member of the Group at any time during the twelve months preceding the date of Completion for the purpose of supplying goods and/or services which are competitive with those supplied by any Member of the Group at any time during the twelve months immediately preceding the date of Completion;

11.1.4
for a period of five years from the date of Completion, solicit or entice away from any Member of the Group any supplier to any Member of the Group who had supplied goods and/or services to any Member of the Group at any time during the six months immediately preceding the date of Completion if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Group;

11.1.5
for a period of five years from the date of Completion, endeavour to solicit or entice away any person who is at the date of Completion an employee of the any Member of the Group employed in a managerial, technical, supervisory, sales or administrative post;

11.1.6	at any time after the date of this agreement, carry on any business under a title containing the words "Airedale" or any words similar or likely to be confused with "Airedale";

11.1.7
at any time, make use of or disclose to any third party any information concerning trade secrets, secret or confidential operations, processes or dealings or any other confidential information concerning the Company and/or the Subsidiaries (including information about its customers and employees, sales targets and statistics, pricing information relating to sales and purchases, market share statistics) save as required by law or by any court of competent jurisdiction.

11.2
Having taken legal advice each of the Sellers recognise that the restrictions in clause 11.1 are part of the consideration afforded to the Purchaser for its purchase of the Shares on the terms of this agreement and confirms that he considers the restrictions in clause 11.1 to be reasonable and necessary for the protection of the legitimate interests of the Purchaser.

11.3
It is agreed that if any of the covenants or provisions contained in this clause 11 are held to be void or invalid but would not have been so held if part of the wording were deleted or its extent reduced or modified, or if the period or area or nature of that restriction were reduced, then that restriction or provision shall apply with such modification as may be necessary to make that covenant or provision valid and enforceable.

11.4
Each covenant or restriction contained in this clause 11 shall be construed as a separate covenant or restriction and if one or more of the covenants or restrictions is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining covenants or restrictions shall continue in full force and effect and shall be binding on the Sellers.

12	PENSION CLAUSE

12.1
The Purchaser undertakes that the Company and/or the Purchaser shall, on reasonable notice, provide to the Sellers such information as may reasonably be required and as may be in its possession and may be necessary for the proper administration of the SSAS.

12.2
The Purchaser undertakes that in the event of the Company receiving a refund of assets (the Refund) from the SSAS in accordance with the Rules of the SSAS at any time before 6 July 2007, it shall (subject to applying the Refund in accordance with the Rules of the SSAS) pay to the Sellers (by way of additional Share Consideration) a sum equal to the Refund retained for the benefit of the Company, less:

12.2.1	any tax payable by the Company in respect of the Refund but which was not deducted prior to receipt of the Refund; and/or

12.2.2	any reasonable costs incurred by the Purchaser and/or the Company in relation to the Refund,

within 30 Business Days of the date of the Refund.

13	COSTS

Each party to this agreement shall pay its own costs of and incidental to the negotiation and preparation of this agreement and the sale and purchase agreed to be made. None of the Sellers' costs of and incidental to the negotiation of this agreement and the sale and purchase agreed to be made shall be charged to or paid by the Company.

14	MISCELLANEOUS

14.1
This agreement, and the documents referred to in it, constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this agreement. Each of the parties acknowledges and agrees that in entering into this agreement, and the documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this agreement or not) other than as expressly set out in this agreement as a warranty. The only remedy available to the Purchaser for breach of the Warranties shall be for breach of contract under the terms of this agreement. Nothing in this clause shall, however, operate to limit or exclude any liability for fraud.

14.2
Neither this agreement nor any of the rights or obligations of any party to it (including, without limitation to the foregoing, the Warranties or any undertakings or indemnities) contained in this agreement may be assigned, transferred, charged, made the subject of a trust or dealt in, in whole or in part by either party without prior written consent of the other party.

14.3	No variation of this agreement shall be effective unless made in writing and signed by or on behalf of the parties to this agreement.

14.4
A person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement but this does not affect any right or remedy of a third party which exists or is available apart from that act.

14.5
Save as otherwise required by law or by any regulatory authority or by the terms of this agreement or agreed in writing between the parties no announcement or circular relating to any matter referred to in this agreement shall be made or issued by or on behalf of any of the parties without the prior written approval of the other parties, which approval shall not be unreasonably withheld.

14.6	The provisions of this agreement shall continue in full force and effect notwithstanding the completion of the sale of the Shares.

14.7
Each of the Sellers shall execute and do all acts, documents and things and shall procure to be done, executed or performed (at his or her own expense) all acts, documents and things as the Purchaser shall reasonably require in order to perfect the right, title and interest of the Purchaser to and in the Shares and to give effect to this agreement.

14.8
This agreement may be executed in any number of counterparts by the different parties or separate counterparts, each of which, when executed and delivered, shall constitute an original but all of which shall together constitute one and the same instrument.

14.9
No failure or delay in exercising or enforcing any right or remedy under this agreement shall constitute a waiver of that right or remedy and no single or partial exercise or enforcement of any right or remedy under this agreement shall preclude or restrict the further exercise or enforcement of that right or remedy. A waiver of a breach of any of the terms of this agreement or of a default under this agreement does not constitute a waiver of any other breach or default and shall not affect the other terms of this agreement. A waiver or a breach of any of the terms of this agreement or of a default under this agreement will not prevent a party from subsequently requiring compliance with the waived obligation. The rights and remedies provided in this agreement are cumulative and not exclusive of any rights and remedies provided by law.

15	NOTICES

15.1	Any notice or document to be served under this agreement may be delivered or it may be sent by:

15.1.1	personal delivery;

15.1.2	pre-paid first class recorded delivery post;

15.1.3	by pre-paid air mail post; or

15.1.4	facsimile transmission,

to the party to be served at its address specified in clause 15.6 (in the case of the Sellers), clause 13.7 (in the case of the Purchaser) and clause 13.8 (in the case of the Guarantor) below or at any other address which the party to be served may have notified to the other parties in accordance with this clause.

15.2	For the avoidance of doubt notice given under this agreement shall not be validly served if sent by e-mail.

15.3	Any notice or document referred to in clause 15.1 above shall be deemed to have been served:

15.3.1	if personally delivered, at the time of delivery, or

15.3.2	if sent by pre-paid first class recorded delivery post, at 10.00 am on the second Business Day after the day it is posted;

15.3.3	if sent by pre-paid air mail post, at 10.00 am on the fourth Business Day after the day it is posted; or

15.3.4
if sent by facsimile transmission, one hour after the time of despatch if despatched before 4.00 pm on any Business Day and if a transmission report is received confirming a successful transmission and in any other case at 10.00 am on the Business Day following the date of despatch provided a transmission report is received before such time confirming a successful transmission.

15.4
In proving service it shall be enough to prove that delivery was made, that the envelope containing the notice or document was properly addressed and posted as a prepaid first class recorded delivery letter or that the facsimile transmission was properly addressed and despatched.

15.5	Each of the Sellers agrees that for the purposes of this agreement and/or any agreement or document entered into pursuant to this agreement:

15.5.1
any notice or other communication to be made or given by the Sellers or any of them shall only be made or given following unanimous agreement by each of the Sellers and the Purchaser and/or the Guarantor shall be entitled to assume, unless it is / they are otherwise actually aware, that any such notice or communication received by it / them has been so approved; and

15.5.2
any notice or other communication to be made or given to the Sellers or any of them shall be deemed to have been validly made or given if sent to the address set out in clause 15.6 notwithstanding any failure to send any such notice to any of the Sellers or the non-receipt of any such notice by any of the Sellers.

15.6	The following is the address (including fax number) of the Sellers for the purposes of clause 15.1 and 15.5.2:

Sellers' address:	Walker Morris Kings Court 12 King Street Leeds LS1 2HL United Kingdom
Fax no:	0113 245 9412
Marked for the attention of:	Peter Smart / Richard Naish / Victoria Poulton
15.7	The following is the address (including fax number) of the Purchaser for the purposes of clause 15.1:

Purchaser's address:	Eversheds LLP Cloth Hall Court Infirmary Street Leeds LS1 2JB
Fax no:	0113 245 6188
Marked for the attention of:	Robin Johnson
Copy to:	Modine Manufacturing Company 1500 DeKoven Avenue Racine WI 53403 -- 2552 USA
Fax no:	+00 1 262 631 7720
Marked for the attention of:	General Counsel
Copy to:	Eversheds LLP Cloth Hall Court Infirmary Street Leeds LS1 2JB
Marked for the attention of:	Robin Johnson
Fax no:	0113 245 6188
15.8	The following is the address (including fax number) of the Guarantor for the purposes of clause 15.1:
Guarantor's address:	Modine Manufacturing Company 1500 DeKoven Avenue Racine WI 53403 -- 2552 USA
Fax no:	+00 1 262 631 7720
Marked for the attention of:	General Counsel
Copy to:	Eversheds LLP Cloth Hall Court Infirmary Street Leeds LS1 2JB
Fax no:	0113 245 6188
Marked for the attention of:	Robin Johnson
15.9	The provisions of this clause 15 will not apply, in the case of service of court documents, to the extent that such provisions are inconsistent with the Civil Procedure Rules.

16	GUARANTEE

16.1
In consideration of the Sellers entering into this agreement and the Deed of Covenant the Guarantor gives in favour of the Sellers (to all of them and each of them separately) the guarantee and indemnity in the terms set out in schedule 11.

16.2	The Guarantor warrants to each Seller in the terms of paragraph 2.1 of schedule 3 save that reference in paragraph 2.1 to the Sellers shall be replaced by appropriate references to the Guarantor.

17	CHOICE OF LAW

17.1	This agreement shall be governed by and construed in accordance with English Law and the parties to this agreement submit to the exclusive jurisdiction of the English Courts.

17.2
Without prejudice to clause 17.1, the Guarantor and each of the Sellers irrevocably agree that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this agreement or its formation (respectively Proceedings and Disputes) and, for these purposes, the Guarantor and each of the Sellers irrevocably submits to the jurisdiction of the courts of England.

17.3
The Guarantor and each of the Sellers irrevocably waives any objection which they might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agree not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further the Guarantor and each of the Sellers irrevocably agree that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 15 shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

17.4
Without prejudice to any other mode of service the Guarantor agrees that service of any claim forms, notice or other document (Documents) for the purpose of any proceedings begun in England shall be duly served upon it if delivered personally or sent by registered post to Eversheds LLP, Cloth Hall Court, Leeds LS1 2JB (marked for the attention of Robin Johnson) or such other person and address in England and/or Wales as Sellers shall consent to in writing.

17.5
Without prejudice to any other mode of service each of the Sellers agree that service of any Documents for the purpose of any proceedings begun in England shall be duly served upon it if delivered personally or sent by registered post to Walker Morris, Kings Court, King Street, Leeds LS1 2HL (marked for the attention of Peter Smart / Richard Naish / Victoria Poulton) or such other person and address in England and/or Wales as Purchaser shall consent to in writing.

IN WITNESS of which the parties to this agreement have executed it as a deed and delivered it on the date first written in this agreement.